Exhibit 21.1

Subsidiaries

The Company owns 100% of the Equity Securities of The First National Bank of Jeffersonville, a federally chartered commercial bank. The First National Bank of Jeffersonville also directly owns FNBJ Holding Corp., a Real Estate Investment Trust, and two wholly-owned subsidiaries, Western Sullivan OREO Holding Company and Catskill OREO Holding Company, which hold, and thereby limit the liability on, selected foreclosed properties of the Bank.